UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

IOMED, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

462028101

(CUSIP Number)

ReAble Therapeutics, Inc.

9800 Metric Boulevard
Austin, Texas 78758
(512) 832-9500

Copy to:

Darrell R. Windham, Esq.

Fulbright & Jaworski L.L.P.

600 Congress Avenue, Suite 2400

Austin, Texas 78701

(512) 474-5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2007

(Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ReAble Therapeutics, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) CO

*                         Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spartan Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) CO

*                         Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grand Slam Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) OO

*                         Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Capital Partners V L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) PN

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Family Investment Partnership V L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) PN

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Family Investment Partnership V-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) PN

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Participation Partnership V L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) PN

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Management Associates V L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) OO

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BMA V L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) OO

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) IN

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,700,627*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,700,627*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,627*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) IN

*              Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Ridgestone Voting Agreement and Management Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.                                                     SECURITY AND ISSUER.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, no par value per share (the “Common Stock”) of Iomed, Inc., a Utah corporation (the “Company”).  The principal executive offices of the Company are located at 2441 South 3850 West, Salt Lake City, Utah 84120.

ITEM 2.                                                     IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by:

(i)        Spartan Acquisition Corp., a Utah corporation (“Spartan Acquisition”);

(ii)       ReAble Therapeutics, Inc., a Delaware corporation (“ReAble”, and, together with Spartan Acquisition, the “ReAble Entities”), the sole equity holder of Spartan Acquisition;

(iii)      Grand Slam Holdings, LLC, a Delaware limited liability company (“BCP Holdings”);

(iv)      Blackstone Capital Partners V L.P., a Delaware limited partnership (“BCP V”), Blackstone Family Investment Partnership V L.P., a Delaware limited partnership (“BFIP”), Blackstone Family Investment Partnership V-A L.P., a Delaware limited partnership (“BFIP-A”), and Blackstone Participation Partnership V L.P., a Delaware limited partnership (together with BCP V, BFIP and BFIP-A the “Blackstone Partnerships”), which collectively own all of the equity in BCP Holdings;

(v)       Blackstone Management Associates V L.L.C., a Delaware limited liability company (“BMA”), in its capacity as the general partner of the Blackstone Partnerships;

(vi)      BMA V L.L.C. a Delaware limited liability company (“BMA V”), in its capacity as sole member of BMA;

(vii)     Mr. Peter G. Peterson; and

(viii)    Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”).

ReAble is a diversified orthopedic device company.  The principal business of ReAble is the development, manufacture and distribution of a comprehensive range of high-quality orthopedic devices, used for rehabilitation, pain management and physical therapy and the development, manufacture and distribution of a comprehensive suite of surgical reconstructive implant products.  The principal business address of ReAble is 9800 Metric Boulevard, Austin, Texas 78758.

Chinh E. Chu is ReAble’s Chairman of the Board.  The principal business address of Mr. Chu is 345 Park Avenue, New York, New York 10154.  The principal occupation of Mr. Chu is serving as an executive of entities affiliated with The Blackstone Group, a global private investment and advisory firm.  The Blackstone Group’s principal business address is 345 Park Avenue, New York, New York 10154.

Julia Kahr serves as a Director of ReAble.  The principal business address of Ms. Kahr is 345 Park Avenue, New York, New York 10154.  The principal occupation of Ms. Kahr is serving as an executive of entities affiliated with The Blackstone Group.  The Blackstone Group’s principal business address is 345 Park Avenue, New York, New York 10154.

Griffin Schroeder serves as a Director of ReAble.  The principal business address of Mr. Schroeder is 345 Park Avenue, New York, New York 10154.  The principal occupation of Mr. Schroeder is serving as an executive of entities affiliated with The Blackstone Group.  The Blackstone Group’s principal business address is 345 Park Avenue, New York, New York 10154.

Sidney Braginsky serves as a Director of ReAble.  The principal business address of Mr. Braginsky is 6 Stonywell Ct, Dix Hills, New York  11746.  The principal occupation of Mr. Braginsky is serving as President, Chief Executive Officer and Chairman of the Board of Atropos Technology, LLC.

Kenneth Davidson serves as Chief Executive Officer and Director of ReAble.  The principal business address of Mr. Davidson is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Davidson is serving as an executive of ReAble and other affiliated entities.

Paul Chapman serves as Group President—Surgical and Rehabilitation and Chief Operating Officer of ReAble.  The principal business address of Mr. Chapman is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Chapman is serving as an executive of ReAble and other affiliated entities.

Peter Baird serves as Group President—Therapeutic Devices of ReAble.  The principal business address of Mr. Baird is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Baird is serving as an executive of ReAble and other affiliated entities.

William Burke serves as Executive Vice President and Chief Financial Officer of ReAble.  The principal business address of Mr. Burke is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Burke is serving as an executive of ReAble and other affiliated entities.

Harry Zimmerman serves as Executive Vice President and General Counsel of ReAble.  The principal business address of Mr. Zimmerman is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Zimmerman is serving as an executive of ReAble and other affiliated entities.

Jack Cahill serves as Executive Vice President and President—Surgical Implant Division —Surgical Implant Division of ReAble.  The principal business address of Mr. Cahill is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Cahill is serving as an executive of ReAble and other affiliated entities.

Scott Klosterman serves as Executive Vice President and President—Orthopedic Rehabilitation Division of ReAble.  The principal business address of Mr. Klosterman is 9800 Metric

Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Klosterman is serving as an executive of ReAble and other affiliated entities.

Spartan Acquisition was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions.  The principal business address of Spartan Acquisition is c/o ReAble Therapeutics, Inc., 9800 Metric Boulevard, Austin, Texas 78758.

Kenneth Davidson serves as Chief Executive Officer and Director of Spartan Acquisition.  The principal business address of Mr. Davidson is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Davidson is serving as an executive of ReAble, Spartan Acquisition and other affiliated entities.

William Burke serves as Executive Vice President and Chief Financial Officer and Director of Spartan Acquisition.  The principal business address of Mr. Burke is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Burke is serving as an executive of ReAble, Spartan Acquisition and other affiliated entities.

Harry Zimmerman serves as Executive Vice President and General Counsel and Director of Spartan Acquisition.  The principal business address of Mr. Zimmerman is 9800 Metric Boulevard, Austin, Texas 78758.  The principal occupation of Mr. Zimmerman is serving as an executive of ReAble, Spartan Acquisition and other affiliated entities.

The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments.  BMA is the sole general partner of the Blackstone Partnerships.  The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships.  BMA V is the sole member of BMA.  The principal business of BMA V consists of performing the functions of, and serving as, the sole member of BMA.  The principal business address of the Blackstone Partnerships, BMA and BMA V is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154, Attn: Chinh E. Chu.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members and the controlling persons of BMA V.  Each of Messrs. Peterson and Schwarzman is a United States citizen.  The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates.  The business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed above in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Each of the above-named individuals is a United States citizen.

ITEM 3.                                                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The ReAble Entities estimate that the total amount of funds required to purchase all of the outstanding Common Stock of the Company pursuant to the transaction referred to in item 4 below will be approximately $22,000,000 million, including related fees and expenses.  The ReAble Entities currently expect that this amount will be funded through borrowings under the existing senior secured credit facilities of ReAble and its wholly-owned subsidiary, ReAble Therapeutics Finance LLC, with Banc of America Securities LLC and Credit Suisse Securities (USA) LLC, as joint lead arrangers and joint bookrunners, Credit Suisse Securities (USA) LLC, as syndication agent, and Bank of America, N.A., as administrative agent.  The senior secured credit facilities provides senior secured financing of $400.0 million, consisting of a $50.0 million revolving credit facility and a $350.0 million term loan facility.  The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans.

ITEM 4.                                                     PURPOSE OF THE TRANSACTION.

The response to Item 3 is hereby incorporated by reference.

On April 10, 2007, ReAble submitted a letter to the Company outlining a proposal to acquire the Company. (the “Transaction”).

On May 17, 2007, the Company announced that it had entered into an agreement and plan of merger (the “Merger Agreement”) with the ReAble Entities, pursuant to which, among other things, the Company would become wholly owned by ReAble. The Company entered into the Merger Agreement based on the unanimous consent of its Board of Directors.

Concurrently with execution of the Merger Agreement, the ReAble Entities entered into a voting agreement dated as of May 17, 2007, with Ridgestone Corporation, a Delaware corporation (the “Ridgestone Voting Agreement”), relating to the 1,505,301 shares of Common Stock beneficially owned by Ridgestone Corporation or any shares of Common Stock over which Ridgestone Corporation acquires beneficial ownership subsequent to the date of the Ridgestone Voting Agreement (collectively, the “Ridgestone Subject Shares”).  Pursuant to the Ridgestone Voting Agreement, and during the Voting Period (as defined below), Ridgestone Corporation has agreed to vote or execute consents with respect to all Ridgestone Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

In addition, Ridgestone Corporation has also agreed, during the Voting Period, to vote or execute consents, as applicable, with respect to the Ridgestone Subject Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Ridgestone Subject Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i) or (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters:  (i) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Transaction or the other transactions contemplated by the Merger Agreement; or (ii) any Acquisition Proposal (as defined below), other than an Acquisition Proposal made by ReAble.

Ridgestone Corporation has appointed ReAble as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Ridgestone Subject Shares in accordance with the Ridgestone Voting Agreement.

In addition, pursuant to the Ridgestone Voting Agreement, Ridgestone Corporation has agreed, during the Voting Period, not to transfer any or all of the Ridgestone Subject Shares beneficially owned by Ridgestone Corporation or deposit any Ridgestone Subject Shares beneficially owned by Ridgestone Corporation in a voting trust or subject any of such Ridgestone Subject Shares beneficially owned by Ridgestone Corporation to any arrangement or agreement with any person (other than ReAble) with respect to the voting or the execution of consents with respect to any such Ridgestone Subject Shares that would reasonably be expected to restrict Ridgestone Corporation’s ability to comply with and perform Ridgestone Corporation’s covenants and obligations under the Ridgestone Voting Agreement.

Concurrently with execution of the Merger Agreement, the ReAble Entities entered into voting agreements dated as of May 17, 2007, with Robert Lollini and Peter Wardle (each a “Management Holder”, and collectively, the “Management Holders”) (the “Management Voting Agreements”), relating to the 195,326 shares of Common Stock beneficially owned by the Management Holders in the aggregate or any shares of Common Stock over which any Management Holder acquires beneficial ownership subsequent to the date of the Management Voting Agreements (collectively, the “Management Subject Shares”).  Pursuant to the Management Voting Agreements, and during the Voting Period, each Management Holder has agreed to vote or execute consents with respect to all Management Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

In addition, each Management Holder has also agreed, during the Voting Period, to vote or execute consents, as applicable, with respect to the Management Subject Shares beneficially owned by him as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Management Subject Shares beneficially owned by him as of the applicable record date) against each of the matters set forth in clauses (i) or (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters:  (i) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Transaction or the other transactions contemplated by the Merger Agreement; or (ii) any Acquisition Proposal, other than an Acquisition Proposal made by ReAble.

The Management Holders have appointed ReAble as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Management Subject Shares in accordance with the Voting Agreement.

Pursuant to the Management Voting Agreements, the Management Holders have agreed, during the Voting Period, not to transfer any or all of the Management Subject Shares beneficially owned by such Management Holder or deposit any Management Subject Shares beneficially owned by such Management Holder in a voting trust or subject any of such Management Subject Shares beneficially owned by such Management Holder to any arrangement or agreement with any person (other than ReAble) with respect to the voting or the execution of consents with respect to any such Management Subject Shares that would reasonably be expected to restrict such Management Holder’s ability to comply with and perform such Management Holder’s covenants and obligations under the Management Voting Agreements.

“Voting Period” means the period from and including May 17, 2007 through and including the earlier to occur of (i) the Effective Time of the Transaction (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement by the ReAble Entities or the Company in accordance with its terms.

“Acquisition Proposal” means (A) a merger, reorganization, share exchange, consolidation, business combination, joint venture, sale of assets not sold in the ordinary course, recapitalization, liquidation, dissolution or similar transaction involving the Company, (B) any issuance by the Company of 5% or more of the Company Capital Shares, or (C) acquisition by any means of, or tender or exchange offer for, the Company Common Shares that, if consummated, would result in any Person (or the shareholders of such Person) beneficially owning securities representing more than 20% of the issued and outstanding Company Common Shares or other security of the Company (any such proposal, offer or transaction, other than a proposal or offer made by Parent or an Affiliate thereof, or announcement of an intention to make any such proposal, offer or transaction.

The consummation of the Transaction will be conditioned upon, among other things: (i) shareholder approval of the Transaction and (ii) the absence of any material adverse effect with respect to the Company.

The purpose of the Transaction is to acquire 100% of the equity interest in the Company through a merger of Spartan Acquisition with and into the Company, with the Company becoming a wholly-owned subsidiary of ReAble Therapeutics, Inc.  Concurrently with consummation of the Transaction, it is contemplated that the Common Stock will be delisted from The American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The articles of incorporation and by-laws, as amended, of Spartan Acquisition in effect immediately prior to the Effective Time, will be the articles of incorporation and by-laws of the surviving corporation in the Transaction.  Additionally, the directors of Spartan Acquisition immediately prior to the Effective Time will be the directors of the surviving corporation in the Transaction.

Other than as described above and in the Merger Agreement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed above in Item 2 have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

References to, and descriptions of, the Merger Agreement, the Ridgestone Voting Agreement and the Management Voting Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement, the Ridgestone Voting Agreement and the Management Voting Agreements, copies of which are filed as Exhibits 3, 4 and 5, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.                                                     INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b).  The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.  For the purpose of Rule 13d-3 promulgated under the Exchange Act, the ReAble Entities, by entering into the Ridgestone Voting Agreement with Ridgestone Corporation and the Management Voting Agreements with the Management Holders, and the Blackstone entities, including BCP Holdings, the Blackstone Partnerships, BMA and BMA V, through their control of the ReAble Entities, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 1,700,627 shares of Common Stock, representing approximately 22.13% of the total outstanding Common Stock.  The calculation of the foregoing percentage is based on 7,683,856 shares of common stock outstanding as of May 17, 2006, based on the Company’s representation to the ReAble Entities and based on the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007.

ReAble, as the sole equity holder of Spartan Acquisition has the power to vote and dispose of securities held by Spartan Acquisition and may therefore have voting and dispositive power over the shares of Common Stock that Spartan Acquisition may be deemed to beneficially own.

Approximately 97% of ReAble’s issued and outstanding capital stock is owned by funds associated with Blackstone and, therefore, the Blackstone entities, including BCP

Holdings, the Blackstone Partnerships, BMA and BMA V, may have voting and dispositive power over the shares of Common Stock that ReAble may be deemed to beneficially own.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed above in Item 2, has beneficial ownership of any shares of Common Stock, except as described in this Schedule 13D.

(c)  None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed above in Item 2, has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as described in this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

References to, and descriptions of, the Ridgestone Voting Agreement and Management Voting Agreements in this Item 5 are qualified in their entirety by reference to the Ridgestone Voting Agreement and Management Voting Agreements, copies of which are filed as Exhibits 3, 4 and 5 to this Schedule 13D, respectively, and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6.                                                     CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibits 2, 3, 4 and 5 are incorporated herein by reference.

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Spartan Acquisition will be merged with and into the Company, at which time the separate corporate existence of Spartan Acquisition shall cease and the Company shall continue its existence as the surviving corporation (the “Merger”).  Upon consummation of the Merger, (i) each share of the common stock, par value $0.01 per share, of Spartan Acquisition issued and outstanding immediately prior to the Effective Time shall remain outstanding as one fully paid and nonassessable common share, par value $0.01, of the Company; (ii) all shares of Common Stock that are owned by the Company as treasury stock and any shares of Common Stock owned by the ReAble Entities immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor; and (iii) each share of Common Stock (other than dissenting shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted as of the Effective Time into the right to receive $2.75 in cash per share, without interest.

Except as set forth in this Schedule 13D none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed above in Item 2, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

References to, and descriptions of, the Merger Agreement in this Item 6 are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

ITEM 7.                                                     MATERIAL TO BE FILED AS EXHIBITS.

1.  Joint Filing Agreement.

2.  Agreement and Plan of Merger, dated May 17, 2007, among ReAble Therapeutics, Inc., Spartan Acquisition Corp. and Iomed, Inc. (incorporated by reference to Exhibit 2.1 to Iomed, Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, File no. 001-14059).

3.  Voting Agreement, dated May 17, 2007, among ReAble Therapeutics, Inc., Spartan Acquisition Corp. and Ridgestone Corporation.

4.  Voting Agreement, dated May 17, 2007, among ReAble Therapeutics, Inc., Spartan Acquisition Corp. and Robert Lollini.

5.  Voting Agreement, dated May 17, 2007, among ReAble Therapeutics, Inc., Spartan Acquisition Corp. and Peter Wardle.

6.  Credit Agreement, dated November 3, 2006, among Encore Medical Finance LLC, as Borrower, Encore Medical Holdings LLC, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Credit Suisse Securities (USA) LLC, as Syndication Agent, General Electric Capital Corporation, as Documentation Agent, and Banc of America Securities LLC and Credit Suisse Securities (USA) LLC, as Lead Arrangers and Book Runners (incorporated by reference to Exhibit 4.3 to ReAble Therapeutics Finance Corp.’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on May 1, 2007, File no. 333-142188-01).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2007

SPARTAN ACQUISITION CORP.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President and
General Counsel

REABLE THERAPEUTICS, INC.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President and
General Counsel

GRAND SLAM HOLDINGS, LLC

	By:	/s/ Chinh E. Chu
		Name:	Chinh E. Chu
		Title:	President

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V-A L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE PARTICIPATION PARTNERSHIP V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BMA V L.L.C.

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Senior Managing Director

PETER G. PETERSON

/s/ Peter Peterson

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of an a Schedule 13D relating to the common stock of Iomed, Inc., a Utah corporation, and that any subsequent amendments thereto filed by any of us will be filed on behalf of each of us.  This Agreement may be included as an exhibit to such joint filing.

DATE:  May 29, 2007

SPARTAN ACQUISITION CORP.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President and
General Counsel

REABLE THERAPEUTICS, INC.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President and
General Counsel

GRAND SLAM HOLDINGS, LLC

	By:	/s/ Julia Kahr
		Name:	Julia Kahr
		Title:	Vice President

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V-A L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE PARTICIPATION PARTNERSHIP V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Authorized Person

BMA V L.L.C.

	By:	/s/ Robert L. Friedman
		Name:	Robert L. Friedman
		Title:	Senior Managing Director

PETER G. PETERSON
/s/ Peter Peterson

STEPHEN A. SCHWARZMAN
/s/ Stephen A. Schwarzman

EXHIBIT 3

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of May 17, 2007, by and among ReAble Therapeutics, Inc., a Delaware corporation (“Parent”), Spartan Acquisition Corp., a Utah corporation (“Merger Sub”), and Ridgestone Corporation, a Delaware corporation (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns, in the aggregate, 1,505,301 shares of Common Stock, no par value per share (the “Common Stock”), of Iomed, Inc., a Utah corporation (the “Company”);

WHEREAS, concurrently herewith, the Company, Parent and Merger Sub are entering into an Agreement and Plan of Merger, dated as of this date, as the same may be amended (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company and the Company will continue its existence as the surviving corporation (the “Merger”), and each share of Common Stock owned by the Shareholder will be converted into the right to receive cash in accordance with the terms of the Merger Agreement; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent and Merger Sub have required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

SECTION 1.1       Defined Terms.  For purposes of this Agreement, terms used in this Agreement that are defined in the Merger Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

SECTION 1.2       Other Definitions.  For purposes of this Agreement:

(a)           “New Shares” means any shares of capital stock of the Company (other than Owned Shares) over which the Shareholder acquires beneficial ownership at any time from and after the date of this Agreement through the termination of the Voting Period.

(b)           “Owned Shares” means all of the shares of Common Stock beneficially owned by the Shareholder as of the date of this Agreement.  The Owned Shares consist of 1,505,301 shares of Common Stock held by the Shareholder.  In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the “Owned Shares” shall be deemed to refer to and include the Owned Shares (as defined in the first sentence of this paragraph) as well as all stock dividends and distributions and any securities into which or for which any or all of those Owned Shares may be changed or exchanged or which are received in the transaction.

(c)           “Representative” means, with respect to any particular person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of that person.

(d)           “Transfer” means sell, transfer, tender, pledge, encumber, hypothecate, assign or otherwise dispose, by operation of law or otherwise such that the Shareholder is not the beneficial owner of the relevant Owned Shares and New Shares.

(e)           “Voting Period” means the period from and including the date of this Agreement through and including the earlier to occur of (i) the Effective Time, and (ii) the termination of the Merger Agreement by Parent or Merger Sub or the Company pursuant to Section 8.01 of the Merger Agreement.

ARTICLE 2
VOTING AGREEMENT

SECTION 2.1       Agreement to Vote.

(a)           The Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

(b)           The Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i), (ii) or (iii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters:

(i)            any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or

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adversely affect the Merger, the other transactions contemplated by the Merger Agreement;

(ii)           any Acquisition Proposal, other than an Acquisition Proposal made by Parent; or

(iii)          any amendment to the Company’s Articles of Incorporation or Bylaws, except as required or expressly permitted under the Merger Agreement.

(c)           Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent.

SECTION 2.2       Grant of Irrevocable Proxy.  The Shareholder hereby irrevocably appoints Parent as the Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period, with respect to the Owned Shares and any New Shares beneficially owned by the Shareholder, solely in respect of the matters described in, and in accordance with, Section 2.1.  This proxy is given to secure the performance of the duties of the Shareholder under this Agreement and shall not be exercised if Shareholder shall have complied with the obligations under Section 2.1 hereof and shall have delivered to Parent evidence of such compliance with Section 2.1 hereof.  The Shareholder shall not directly or indirectly grant any person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of the Owned Shares or New Shares that is inconsistent with Sections 2.1 and 2.2.

SECTION 2.3       Nature of Irrevocable Proxy.  The proxy and power of attorney granted pursuant to Section 2.2 by the Shareholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Shareholder, and the Shareholder acknowledges that the proxy constitutes an inducement for Parent and Merger Sub to enter into the Merger Agreement.  The power of attorney granted by the Shareholder is a durable power of attorney and shall survive the bankruptcy, death or incapacity of the Shareholder.  The proxy and power of attorney granted hereunder shall terminate automatically at the expiration of the Voting Period.

ARTICLE 3
COVENANTS

SECTION 3.1       Transfer Restrictions.  The Shareholder agrees that such Shareholder shall not, and shall not permit any person, directly or indirectly, to:

(a)           Transfer any or all of the Owned Shares or New Shares beneficially owned by such Shareholder; provided that the foregoing shall not prevent the conversion of such Owned Shares and New Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement; or

3

(b)           deposit any Owned Shares or New Shares beneficially owned by such Shareholder in a voting trust or subject any of such Owned Shares or New Shares beneficially owned by such Shareholder to any arrangement or agreement with any person (other than Parent) with respect to the voting or the execution of consents with respect to any such Owned Shares or New Shares that would reasonably be expected to restrict such Shareholder’s ability to comply with and perform such Shareholder’s covenants and obligations under this Agreement.

SECTION 3.2       No Shop Obligations of the Shareholder.  The Shareholder’s Representatives include a member of the Company’s Board of Directors.  Except as permitted by the Merger Agreement or in order to comply with such person’s fiduciary duties as a director of the Company, the Shareholder covenants and agrees with Parent that, during the Voting Period, such Shareholder shall not and shall not authorize any of such Shareholder’s Representatives to, directly or indirectly, (i) initiate, solicit, encourage, or knowingly facilitate any inquiry, proposal or offer, or the making of any proposal or offer (including any proposal or offer to the Company’s shareholders) with respect to, or a transaction to effect, or that constitutes or would reasonably be expected to lead to, any Acquisition Proposal, or (ii) engage in any discussions or negotiations concerning an Acquisition Proposal.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1       Authorization.  The Shareholder has all legal capacity, power and authority to execute and deliver this Agreement and to perform their obligations hereunder.  This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

SECTION 4.2       Ownership of Shares.  The Shareholder is the sole beneficial owner of all of such Shareholder’s Owned Shares and has, or will have at the time of any vote with respect to the matters contemplated by Article II, the sole power to vote (or cause to be voted or consents to be executed) and to dispose of (or cause to be disposed of) all of such Owned Shares.  The Shareholder does not own of record or beneficially or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company.  None of the Shareholder’s Owned Shares are subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Shareholder’s Owned Shares.  The Shareholder has good and valid title to such Shareholder’s Owned Shares, free and clear of any and all Liens.

SECTION 4.3       No Conflicts.  Except (a) for a filing of an amendment to a Schedule 13D, and (b) for a filing of a Form 4 or Form 5, in each case, as may be required by the Exchange Act, (i) no filing with any Governmental Entity, and no authorization, consent or

4

approval of any other person is necessary for the execution of this Agreement by the Shareholder or the performance by the Shareholder of its obligations hereunder and (ii) none of the execution and delivery of this Agreement by the Shareholder or the performance by the Shareholder of its obligations hereunder shall (A) result in, give rise to or constitute a violation or breach of or a default (or any event which with notice or lapse of time or both would become a violation, breach or default) under any of the terms of any agreement or other instrument to which the Shareholder is a party or by which the Shareholder or any of such Shareholder’s Owned Shares is bound, or (B) violate any applicable law, rule, regulation, order, judgment, or decree applicable to the Shareholder, except for any of the foregoing as could not reasonably be expected to impair the Shareholder’s ability to perform its obligations under this Agreement in any material respect.

SECTION 4.4       Reliance by Parent and Merger Sub.  The Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the agreement by such Shareholder herein to perform such Shareholder’s obligations hereunder and comply with the terms hereof.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represent and warrant to the Shareholder that (i) it has all legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of the party, enforceable against it in accordance with the terms of this Agreement.

ARTICLE 6
TERMINATION

This Agreement shall terminate upon the expiration of the Voting Period; provided that Sections 7.5 through 7.15 shall survive termination of this Agreement.  Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination.

ARTICLE 7
MISCELLANEOUS

SECTION 7.1       Appraisal Rights.  The Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or the approval of the Merger Agreement that such Shareholder may have under applicable law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any Owned Shares or any New Shares.

SECTION 7.2       Further Actions.  The Shareholder agrees that such Shareholder shall, at Parent’s sole cost and expense, take any further action and execute any other documents or instruments as may be necessary to effectuate the intent of this Agreement.

SECTION 7.3       Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the cost or expense whether or not the merger is consummated.

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SECTION 7.4       Amendments, Waivers, etc.  This Agreement may be amended by the parties at any time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 7.5       Enforcement of Agreement; Specific Performance.  The Shareholder agrees and acknowledges that Parent and Merger Sub would suffer irreparable damage in the event that any of the obligations of such Shareholder in this Agreement were not performed in accordance with its specific terms or if the Agreement was otherwise breached by such Shareholder.  It is accordingly agreed by each of the Shareholder that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which Parent or Merger Sub may be entitled at law or in equity.

SECTION 7.6       Notices.  All notices, requests, claims, instructions, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (provided that the facsimile is promptly confirmed by telephone confirmation thereof) or by overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           If to the Shareholder, addressed to:

Ridgestone Corporation
10877 Wilshire Boulevard, Suite 2000
Los Angeles, CA 90024
Attention: D. Stephen Antion
Telecopy:  (310) 209-0040

(b)           if to Parent or Merger Sub, addressed to:

ReAble Therapeutics, Inc.
9800 Metric Boulevard
Austin, Texas 78758
Attention: Harry L. Zimmerman
Telecopy:  (512) 834-6310

with a copy to (which shall not constitute notice):

Fulbright & Jaworski L.L.P.
600 Congress Avenue, Suite 2400

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Austin, Texas 78701
Attention:  Darrell R. Windham
Telecopy:  (512) 536-4598

or to that other address as any party shall specify by written notice so given, and notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

SECTION 7.7       Headings; Titles.  Heading and titles of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

SECTION 7.8       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 7.9       Entire Agreement.  This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 7.10     Assignment; Binding Effect; No Third Party Beneficiaries; Further Action.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, except that each of Parent and/or Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any affiliate of Parent.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and in the case of the Shareholder shall also be binding upon its legal successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (other than, in the case of Parent and Merger Sub, their respective successors and assigns and, in the case of the Shareholder, its legal successors and permitted assigns) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 7.11     Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery or other courts of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions

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contemplated by this Agreement in any court other than such courts sitting in the State of Delaware.

SECTION 7.12     Enforcement of Agreement; Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery or other courts of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.  The parties agree that the Shareholder shall not be entitled to an injunction or injunctions to prevent any breach of this Agreement by any of Parent or Merger Sub or to enforce specifically any term or any provision of this Agreement.

SECTION 7.13     Counterparts; Facsimiles.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.

SECTION 7.14     WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 7.15     Merger Agreement.  The obligations of the Shareholder hereunder are subject to the absence of any of the following changes (by amendment or waiver) to the Merger Agreement: (i) any change which decreases the Merger Consideration; (ii) any change to the form of Merger Consideration (other than the addition of consideration payable in any form) or (iii) any amendment that would have the effect of changing the Termination Date to a date on or after September 30, 2007.

(Signature page follows.)

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IN WITNESS WHEREOF, Parent, Merger Sub and the Shareholder have caused this Agreement to be duly executed as of the day and year first above written.

REABLE THERAPEUTICS, INC.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President, General Counsel

SPARTAN ACQUISITION CORP.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President, General Counsel

RIDGESTONE CORPORATION

By:	/s/ D. Stephen Antion
	Name:	D. Stephen Antion
	Title:	President

(Signature Page to Voting Agreement)

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EXHIBIT 4

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of May 17, 2007, by and among ReAble Therapeutics, Inc., a Delaware corporation (“Parent”), Spartan Acquisition Corp., a Utah corporation (“Merger Sub”), and Robert J. Lollini (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns, in the aggregate, 9,756 shares of Common Stock, no par value per share (the “Common Stock”), of Iomed, Inc., a Utah corporation (the “Company”) and is the holder of options exercisable for a total of 281,000 shares of Common Stock;

WHEREAS, concurrently herewith, the Company, Parent and Merger Sub are entering into an Agreement and Plan of Merger, dated as of this date, as the same may be amended (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company and the Company will continue its existence as the surviving corporation (the “Merger”), and each share of Common Stock owned by the Shareholder will be converted into the right to receive cash in accordance with the terms of the Merger Agreement; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent and Merger Sub have required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

SECTION 1.1       Defined Terms.  For purposes of this Agreement, terms used in this Agreement that are defined in the Merger Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

SECTION 1.2       Other Definitions.  For purposes of this Agreement:

(a)           “New Shares” means any shares of capital stock of the Company (other than Owned Shares) over which the Shareholder acquires beneficial ownership at any time from and after the date of this Agreement through the termination of the Voting Period.

(b)           “Owned Shares” means all of the shares of Common Stock beneficially owned by the Shareholder as of the date of this Agreement.  The Owned Shares consist of 9,756 shares of Common Stock held by the Shareholder.  In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the “Owned Shares” shall be deemed to refer to and include the Owned Shares (as defined in the first sentence of this paragraph) as well as all stock dividends and distributions and any securities into which or for which any or all of those Owned Shares may be changed or exchanged or which are received in the transaction.

(c)           “Representative” means, with respect to any particular person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of that person.

(d)           “Transfer” means sell, transfer, tender, pledge, encumber, hypothecate, assign or otherwise dispose, by operation of law or otherwise such that the Shareholder is not the beneficial owner of the relevant Owned Shares and New Shares.

(e)           “Voting Period” means the period from and including the date of this Agreement through and including the earlier to occur of (i) the Effective Time, and (ii) the termination of the Merger Agreement by Parent or Merger Sub or the Company pursuant to Section 8.01 of the Merger Agreement.

ARTICLE 2
VOTING AGREEMENT

SECTION 2.1       Agreement to Vote.

(a)           The Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

(b)           The Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i), (ii) or (iii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters:

(i)            any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger, the other transactions contemplated by the Merger Agreement;

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(ii)           any Acquisition Proposal, other than an Acquisition Proposal made by Parent; or

(iii)          any amendment to the Company’s Articles of Incorporation or Bylaws, except as required or expressly permitted under the Merger Agreement.

(c)           Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent.

SECTION 2.2       Grant of Irrevocable Proxy.  The Shareholder hereby irrevocably appoints Parent as the Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period, with respect to the Owned Shares and any New Shares beneficially owned by the Shareholder, solely in respect of the matters described in, and in accordance with, Section 2.1.  This proxy is given to secure the performance of the duties of the Shareholder under this Agreement and shall not be exercised if Shareholder shall have complied with the obligations under Section 2.1 hereof and shall have delivered to Parent evidence of such compliance with Section 2.1 hereof.  The Shareholder shall not directly or indirectly grant any person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of the Owned Shares or New Shares that is inconsistent with Sections 2.1 and 2.2.

SECTION 2.3       Nature of Irrevocable Proxy.  The proxy and power of attorney granted pursuant to Section 2.2 by the Shareholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Shareholder, and the Shareholder acknowledges that the proxy constitutes an inducement for Parent and Merger Sub to enter into the Merger Agreement.  The power of attorney granted by the Shareholder is a durable power of attorney and shall survive the bankruptcy, death or incapacity of the Shareholder.  The proxy and power of attorney granted hereunder shall terminate automatically at the expiration of the Voting Period.

ARTICLE 3
COVENANTS

SECTION 3.1       Transfer Restrictions.  The Shareholder agrees that such Shareholder shall not, and shall not permit any person, directly or indirectly, to:

(a)           Transfer any or all of the Owned Shares or New Shares beneficially owned by such Shareholder; provided that the foregoing shall not prevent the conversion of such Owned Shares and New Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement; or

(b)           deposit any Owned Shares or New Shares beneficially owned by such Shareholder in a voting trust or subject any of such Owned Shares or New Shares beneficially owned by such Shareholder to any arrangement or agreement with any person (other than Parent) with respect to the voting or the execution of consents with respect to any such Owned Shares or

3

New Shares that would reasonably be expected to restrict such Shareholder’s ability to comply with and perform such Shareholder’s covenants and obligations under this Agreement.

SECTION 3.2       No Shop Obligations of the Shareholder.  The Shareholder is a member of the Company’s Board of Directors and is an executive officer of the Company.  Except as permitted by the Merger Agreement or in order to comply with such person’s fiduciary duties as a director of the Company, the Shareholder covenants and agrees with Parent that, during the Voting Period, such Shareholder shall not and shall not authorize any of such Shareholder’s Representatives to, directly or indirectly, (i) initiate, solicit, encourage, or knowingly facilitate any inquiry, proposal or offer, or the making of any proposal or offer (including any proposal or offer to the Company’s shareholders) with respect to, or a transaction to effect, or that constitutes or would reasonably be expected to lead to, any Acquisition Proposal, or (ii) engage in any discussions or negotiations concerning an Acquisition Proposal.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1       Authorization.  The Shareholder has all legal capacity, power and authority to execute and deliver this Agreement and to perform their obligations hereunder.  This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

SECTION 4.2       Ownership of Shares.  The Shareholder is the sole beneficial owner of all of such Shareholder’s Owned Shares and has, or will have at the time of any vote with respect to the matters contemplated by Article II, the sole power to vote (or cause to be voted or consents to be executed) and to dispose of (or cause to be disposed of) all of such Owned Shares.  Shareholder was granted options to purchase 281,000 Common Shares under the 1997 Share Incentive Plan.  Upon exercise, such issued shares shall be New Shares and subject to the provisions of this Agreement.  The Shareholder does not own of record or beneficially or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company.  None of the Shareholder’s Owned Shares are subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Shareholder’s Owned Shares.  The Shareholder has good and valid title to such Shareholder’s Owned Shares, free and clear of any and all Liens.

SECTION 4.3       No Conflicts.  Except (a) for a filing of an amendment to a Schedule 13D, and (b) for a filing of a Form 4 or Form 5, in each case, as may be required by the Exchange Act, (i) no filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Shareholder or the performance by the Shareholder of its obligations hereunder and (ii) none of the execution and delivery of this Agreement by the Shareholder or the performance by the Shareholder of its obligations hereunder shall (A) result in, give rise to or constitute a violation or breach of or a

4

default (or any event which with notice or lapse of time or both would become a violation, breach or default) under any of the terms of any agreement or other instrument to which the Shareholder is a party or by which the Shareholder or any of such Shareholder’s Owned Shares is bound, or (B) violate any applicable law, rule, regulation, order, judgment, or decree applicable to the Shareholder, except for any of the foregoing as could not reasonably be expected to impair the Shareholder’s ability to perform its obligations under this Agreement in any material respect.

SECTION 4.4       Reliance by Parent and Merger Sub.  The Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the agreement by such Shareholder herein to perform such Shareholder’s obligations hereunder and comply with the terms hereof.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represent and warrant to the Shareholder that (i) it has all legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of the party, enforceable against it in accordance with the terms of this Agreement.

ARTICLE 6
TERMINATION

This Agreement shall terminate upon the expiration of the Voting Period; provided that Sections 7.5 through 7.15 shall survive termination of this Agreement.  Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination.

ARTICLE 7
MISCELLANEOUS

SECTION 7.1       Appraisal Rights.  The Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or the approval of the Merger Agreement that such Shareholder may have under applicable law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any Owned Shares or any New Shares.

SECTION 7.2       Further Actions.  The Shareholder agrees that such Shareholder shall, at Parent’s sole cost and expense, take any further action and execute any other documents or instruments as may be necessary to effectuate the intent of this Agreement.

SECTION 7.3       Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the cost or expense whether or not the Merger is consummated.

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SECTION 7.4       Amendments, Waivers, etc.  This Agreement may be amended by the parties at any time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 7.5       Enforcement of Agreement; Specific Performance.  The Shareholder agrees and acknowledges that Parent and Merger Sub would suffer irreparable damage in the event that any of the obligations of such Shareholder in this Agreement were not performed in accordance with its specific terms or if the Agreement was otherwise breached by such Shareholder.  It is accordingly agreed by each of the Shareholder that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which Parent or Merger Sub may be entitled at law or in equity.

SECTION 7.6       Notices.  All notices, requests, claims, instructions, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (provided that the facsimile is promptly confirmed by telephone confirmation thereof) or by overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           If to the Shareholder, addressed to:

Iomed, Inc.
2441 South 3820 West
Salt Lake City, Utah 84120
Attention: Robert J. Lollini
Telecopy: (801) 972-9072

(b)           if to Parent or Merger Sub, addressed to:

ReAble Therapeutics, Inc.
9800 Metric Boulevard
Austin, Texas 78758
Attention: Harry L. Zimmerman
Telecopy:  (512) 834-6310

with a copy to (which shall not constitute notice):

Fulbright & Jaworski L.L.P.
600 Congress Avenue, Suite 2400

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Austin, Texas 78701
Attention:  Darrell R. Windham
Telecopy:  (512) 536-4598

or to that other address as any party shall specify by written notice so given, and notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

SECTION 7.7       Headings; Titles.  Heading and titles of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

SECTION 7.8       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 7.9       Entire Agreement.  This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 7.10     Assignment; Binding Effect; No Third Party Beneficiaries; Further Action.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, except that each of Parent and/or Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any affiliate of Parent.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and in the case of the Shareholder shall also be binding upon its legal successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (other than, in the case of Parent and Merger Sub, their respective successors and assigns and, in the case of the Shareholder, its legal successors and permitted assigns) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 7.11     Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery or other courts of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions

7

contemplated by this Agreement in any court other than such courts sitting in the State of Delaware.

SECTION 7.12     Enforcement of Agreement; Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery or other courts of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.  The parties agree that the Shareholder shall not be entitled to an injunction or injunctions to prevent any breach of this Agreement by any of Parent or Merger Sub or to enforce specifically any term or any provision of this Agreement.

SECTION 7.13     Counterparts; Facsimiles.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.

SECTION 7.14     WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 7.15     Merger Agreement.  The obligations of the Shareholder hereunder are subject to the absence of any of the following changes (by amendment or waiver) to the Merger Agreement: (i) any change which decreases the Merger Consideration; (ii) any change to the form of Merger Consideration (other than the addition of consideration payable in any form) or (iii) any amendment that would have the effect of changing the Termination Date to a date on or after September 30, 2007.

(Signature page follows.)

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IN WITNESS WHEREOF, Parent, Merger Sub and the Shareholder have caused this Agreement to be duly executed as of the day and year first above written.

REABLE THERAPEUTICS, INC.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President, General Counsel

SPARTAN ACQUISITION CORP.

By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President, General Counsel

ROBER J. LOLLINI

By:	/s/ Robert J. Lollini
	Name:	Robert J. Lollini

(Signature Page to Voting Agreement)

EXHIBIT 5

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of May 17, 2007, by and among ReAble Therapeutics, Inc., a Delaware corporation (“Parent”), Spartan Acquisition Corp., a Utah corporation (“Merger Sub”), and Peter Wardle (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns, in the aggregate, 185,570 shares of Common Stock, no par value per share (the “Common Stock”), of Iomed, Inc., a Utah corporation (the “Company”) and is the holder of options exercisable for a total of 125,000 shares of Common Stock;

WHEREAS, concurrently herewith, the Company, Parent and Merger Sub are entering into an Agreement and Plan of Merger, dated as of this date, as the same may be amended (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company and the Company will continue its existence as the surviving corporation (the “Merger”), and each share of Common Stock owned by the Shareholder will be converted into the right to receive cash in accordance with the terms of the Merger Agreement; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent and Merger Sub have required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

SECTION 1.1       Defined Terms.  For purposes of this Agreement, terms used in this Agreement that are defined in the Merger Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

SECTION 1.2       Other Definitions.  For purposes of this Agreement:

(a)           “New Shares” means any shares of capital stock of the Company (other than Owned Shares) over which the Shareholder acquires beneficial ownership at any time from and after the date of this Agreement through the termination of the Voting Period.

(b)           “Owned Shares” means all of the shares of Common Stock beneficially owned by the Shareholder as of the date of this Agreement.  The Owned Shares consist of 185,570 shares of Common Stock held by the Shareholder.  In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the “Owned Shares” shall be deemed to refer to and include the Owned Shares (as defined in the first sentence of this paragraph) as well as all stock dividends and distributions and any securities into which or for which any or all of those Owned Shares may be changed or exchanged or which are received in the transaction.

(c)           “Representative” means, with respect to any particular person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of that person.

(d)           “Transfer” means sell, transfer, tender, pledge, encumber, hypothecate, assign or otherwise dispose, by operation of law or otherwise such that the Shareholder is not the beneficial owner of the relevant Owned Shares and New Shares.

(e)           “Voting Period” means the period from and including the date of this Agreement through and including the earlier to occur of (i) the Effective Time, and (ii) the termination of the Merger Agreement by Parent or Merger Sub or the Company pursuant to Section 8.01 of the Merger Agreement.

ARTICLE 2
VOTING AGREEMENT

SECTION 2.1       Agreement to Vote.

(a)           The Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

(b)           The Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i), (ii) or (iii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters:

(i)            any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger, the other transactions contemplated by the Merger Agreement;

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(ii)           any Acquisition Proposal, other than an Acquisition Proposal made by Parent; or

(iii)          any amendment to the Company’s Articles of Incorporation or Bylaws, except as required or expressly permitted under the Merger Agreement.

(c)           Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent.

SECTION 2.2       Grant of Irrevocable Proxy.  The Shareholder hereby irrevocably appoints Parent as the Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period, with respect to the Owned Shares and any New Shares beneficially owned by the Shareholder, solely in respect of the matters described in, and in accordance with, Section 2.1.  This proxy is given to secure the performance of the duties of the Shareholder under this Agreement and shall not be exercised if Shareholder shall have complied with the obligations under Section 2.1 hereof and shall have delivered to Parent evidence of such compliance with Section 2.1 hereof.  The Shareholder shall not directly or indirectly grant any person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of the Owned Shares or New Shares that is inconsistent with Sections 2.1 and 2.2.

SECTION 2.3       Nature of Irrevocable Proxy.  The proxy and power of attorney granted pursuant to Section 2.2 by the Shareholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Shareholder, and the Shareholder acknowledges that the proxy constitutes an inducement for Parent and Merger Sub to enter into the Merger Agreement.  The power of attorney granted by the Shareholder is a durable power of attorney and shall survive the bankruptcy, death or incapacity of the Shareholder.  The proxy and power of attorney granted hereunder shall terminate automatically at the expiration of the Voting Period.

ARTICLE 3
COVENANTS

SECTION 3.1       Transfer Restrictions.  The Shareholder agrees that such Shareholder shall not, and shall not permit any person, directly or indirectly, to:

(a)           Transfer any or all of the Owned Shares or New Shares beneficially owned by such Shareholder; provided that the foregoing shall not prevent the conversion of such Owned Shares and New Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement; or

(b)           Deposit any Owned Shares or New Shares beneficially owned by such Shareholder in a voting trust or subject any of such Owned Shares or New Shares beneficially owned by such Shareholder to any arrangement or agreement with any person (other than Parent) with respect to the voting or the execution of consents with respect to any such Owned Shares or

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New Shares that would reasonably be expected to restrict such Shareholder’s ability to comply with and perform such Shareholder’s covenants and obligations under this Agreement.

SECTION 3.2       No Shop Obligations of the Shareholder.  The Shareholder is a member of the Company’s Board of Directors.  Except as permitted by the Merger Agreement or in order to comply with such person’s fiduciary duties as a director of the Company, the Shareholder covenants and agrees with Parent that, during the Voting Period, such Shareholder shall not and shall not authorize any of such Shareholder’s Representatives to, directly or indirectly, (i) initiate, solicit, encourage, or knowingly facilitate any inquiry, proposal or offer, or the making of any proposal or offer (including any proposal or offer to the Company’s shareholders) with respect to, or a transaction to effect, or that constitutes or would reasonably be expected to lead to, any Acquisition Proposal, or (ii) engage in any discussions or negotiations concerning an Acquisition Proposal.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1       Authorization.  The Shareholder has all legal capacity, power and authority to execute and deliver this Agreement and to perform their obligations hereunder.  This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

SECTION 4.2       Ownership of Shares.  The Shareholder is the sole beneficial owner of all of such Shareholder’s Owned Shares and has, or will have at the time of any vote with respect to the matters contemplated by Article II, the sole power to vote (or cause to be voted or consents to be executed) and to dispose of (or cause to be disposed of) all of such Owned Shares.  Shareholder was granted options to purchase 125,000 Common Shares under the 1997 Share Incentive Plan.  Upon exercise, such issued shares shall be New Shares and subject to the provisions of this Agreement.  The Shareholder does not own of record or beneficially or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company.  None of the Shareholder’s Owned Shares are subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Shareholder’s Owned Shares.  The Shareholder has good and valid title to such Shareholder’s Owned Shares, free and clear of any and all Liens.

SECTION 4.3       No Conflicts.  Except (a) for a filing of an amendment to a Schedule 13D, and (b) for a filing of a Form 4 or Form 5, in each case, as may be required by the Exchange Act, (i) no filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Shareholder or the performance by the Shareholder of its obligations hereunder and (ii) none of the execution and delivery of this Agreement by the Shareholder or the performance by the Shareholder of its obligations hereunder shall (A) result in, give rise to or constitute a violation or breach of or a

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default (or any event which with notice or lapse of time or both would become a violation, breach or default) under any of the terms of any agreement or other instrument to which the Shareholder is a party or by which the Shareholder or any of such Shareholder’s Owned Shares is bound, or (B) violate any applicable law, rule, regulation, order, judgment, or decree applicable to the Shareholder, except for any of the foregoing as could not reasonably be expected to impair the Shareholder’s ability to perform its obligations under this Agreement in any material respect.

SECTION 4.4       Reliance by Parent and Merger Sub.  The Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the agreement by such Shareholder herein to perform such Shareholder’s obligations hereunder and comply with the terms hereof.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represent and warrant to the Shareholder that (i) it has all legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of the party, enforceable against it in accordance with the terms of this Agreement.

ARTICLE 6
TERMINATION

This Agreement shall terminate upon the expiration of the Voting Period; provided that Sections 7.5 through 7.15 shall survive termination of this Agreement.  Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination.

ARTICLE 7
MISCELLANEOUS

SECTION 7.1       Appraisal Rights.  The Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or the approval of the Merger Agreement that such Shareholder may have under applicable law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any Owned Shares or any New Shares.

SECTION 7.2       Further Actions.  The Shareholder agrees that such Shareholder shall, at Parent’s sole cost and expense, take any further action and execute any other documents or instruments as may be necessary to effectuate the intent of this Agreement.

SECTION 7.3       Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the cost or expense whether or not the Merger is consummated.

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SECTION 7.4       Amendments, Waivers, etc.  This Agreement may be amended by the parties at any time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 7.5       Enforcement of Agreement; Specific Performance.  The Shareholder agrees and acknowledges that Parent and Merger Sub would suffer irreparable damage in the event that any of the obligations of such Shareholder in this Agreement were not performed in accordance with its specific terms or if the Agreement was otherwise breached by such Shareholder.  It is accordingly agreed by each of the Shareholder that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which Parent or Merger Sub may be entitled at law or in equity.

SECTION 7.6       Notices.  All notices, requests, claims, instructions, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (provided that the facsimile is promptly confirmed by telephone confirmation thereof) or by overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to the Shareholder, addressed to:

Iomed, Inc.
2441 South 3850 West
Salt Lake City, Utah 84120
Attention: Peter Wardle
Telecopy: (801) 972-9072

(b)	if to Parent or Merger Sub, addressed to:

ReAble Therapeutics, Inc.
9800 Metric Boulevard
Austin, Texas 78758
Attention: Harry L. Zimmerman
Telecopy: (512) 834-6310

with a copy to (which shall not constitute notice):

Fulbright & Jaworski L.L.P.
600 Congress Avenue, Suite 2400

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Austin, Texas 78701
Attention: Darrell R. Windham
Telecopy: (512) 536-4598

or to that other address as any party shall specify by written notice so given, and notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

SECTION 7.7       Headings; Titles.  Heading and titles of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

SECTION 7.8       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 7.9       Entire Agreement.  This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 7.10     Assignment; Binding Effect; No Third Party Beneficiaries; Further Action.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, except that each of Parent and/or Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any affiliate of Parent.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and in the case of the Shareholder shall also be binding upon its legal successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (other than, in the case of Parent and Merger Sub, their respective successors and assigns and, in the case of the Shareholder, its legal successors and permitted assigns) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 7.11     Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery or other courts of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions

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contemplated by this Agreement in any court other than such courts sitting in the State of Delaware.

SECTION 7.12     Enforcement of Agreement; Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery or other courts of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.  The parties agree that the Shareholder shall not be entitled to an injunction or injunctions to prevent any breach of this Agreement by any of Parent or Merger Sub or to enforce specifically any term or any provision of this Agreement.

SECTION 7.13     Counterparts; Facsimiles.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.

SECTION 7.14     WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 7.15     Merger Agreement.  The obligations of the Shareholder hereunder are subject to the absence of any of the following changes (by amendment or waiver) to the Merger Agreement: (i) any change which decreases the Merger Consideration; (ii) any change to the form of Merger Consideration (other than the addition of consideration payable in any form) or (iii) any amendment that would have the effect of changing the Termination Date to a date on or after September 30, 2007.

(Signature page follows.)

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IN WITNESS WHEREOF, Parent, Merger Sub and the Shareholder have caused this Agreement to be duly executed as of the day and year first above written.

REABLE THERAPEUTICS, INC.

By:	/s/ Harry L. Zimmerman
Name: Harry L. Zimmerman
Title: Executive Vice President, General Counsel

SPARTAN ACQUISITION CORP.

By:	/s/ Harry L. Zimmerman
Name: Harry L. Zimmerman
Title: Executive Vice President, General Counsel

PETER WARDLE

/s/ Peter Wardle
Name: Peter Wardle

(Signature Page to Voting Agreement)

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